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                                                                      Exhibit 18

                         HARRIS ASSOCIATES INVESTMENT TRUST

                       Plan Pursuant to Rule 18f-3(d) under
                         the Investment Company Act of 1940

     Harris Associates Investment Trust (the "Trust") may offer different classes of shares of each series of the Trust pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "Act") under the following Plan.

     1. The Plan encompasses two classes of shares of each series that may be offered as follows:

     (a) Class I shares to be sold and redeemed at net asset value. Class I shares are not subject to the payment of fees for retirement plan administration services.

     (b) Class II shares to be sold and redeemed at net asset value. Class II shares are subject to the payment of fees for retirement plan administration services at an annual rate of .25% of the average daily net assets attributable to such shares.

     (c) Class I shares of a series may be exchanged for Class I shares of another series, and Class II shares of a series may be exchanged for Class II shares of another series, or for shares of any money market mutual fund approved by the Board of Trustees for such exchange privilege, at relative net asset values, provided that after the exchange the value of the account in the class or fund into which the exchange is made meets the minimum initial investment requirement for such class or fund. Shares of each class may be redeemed at the option of the Trust if by reason of redemption the shareholder account falls below a minimum value from time to time determined by the Trustees (and set forth in the applicable prospectus), which minimum value may vary between the classes. Exchange privileges may be terminated or modified from time to time.

     (d) Shares of either class may be redeemed in kind subject to the requirements of Rule 18f-1 under the Act and subject to any further restriction or prohibition under any state blue sky law.

     2. Income, realized and unrealized capital gains and losses, and expenses not allocated to a particular class as provided below, shall be allocated to each class on the basis of relative net assets.

     Fees for shareholder servicing provided with respect to Class I shares of any series shall be allocated to that series. Fees for shareholder servicing and retirement plan administration services provided with respect to Class II shares of any series shall be allocated to that class.

     3. Each class shall vote separately with respect to any matter that separately affects that class or as required by applicable law. The shares of each class have one vote per share and a pro-rata fractional vote for a fraction of a share.